                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                       Form 40-F  X
                        -----                           -----

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No  X
                             -----             -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

----------

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the Notice of Change of Auditor, letter from Deloitte & Touche LLP, and letter from KPMG LLP, press release dated November 30, 2005 in which the Company announced that it had filed the audited financial statements for the period ended December 31, 2004, and a copy of a material change report dated November 30, 2005 filed with Canadian securities regulators.


                                      INDEX

                                Table of Contents


SIGNATURES
EXHIBIT INDEX

99.1     Notice of Change of Auditor dated November 15, 2005
99.2     Letter from Deloitte & Touche, LLP dated November 22, 2005
99.3     Letter from KPMG dated November 22, 2005
99.4     Press release dated November 30, 2005
99.5     Material Change Report dated November 30, 2005.

                                   SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KINROSS GOLD CORPORATION


                                            Signed: /s/ Shelley M. Riley
                                                    --------------------
                                            V.P. Administration and Corporate
                                            Secretary




November 30, 2005.